UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreement

On April 7, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 2,000,000 Class A Ordinary Shares (the “Ordinary Shares”), with no par value, of the Company (the “Offering”).

The Ordinary Shares to be issued in the Offering were issued pursuant to (i) the registration statement on Form F-3 (File No. 333-291428) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 10, 2025, which became effective on December 1, 2025, and (ii) the prospectus supplement filed with the SEC on April 9, 2026.

Aggregate gross proceeds to the Company in respect of the Offering are expected to be approximately $760,000, before deducting other offering expenses payable by the Company. The offering is expected to close on April 9, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for general corporate purposes.

The foregoing descriptions of the Securities Purchase Agreement are not complete, and are qualified in their entireties by reference to the full text of such document, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K.

A copy of the opinion of Appleby relating to the validity of the securities to be issued in accordance with the Securities Purchase Agreement is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of April 7, 2026
5.1	Opinion of Appleby.
23.1	Consent of Appleby (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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